Silver David LLC
Balance Sheet
As of November 9, 2023

	Nov 9, 23
ASSETS	
Current Assets	
Checking/Savings	
Bank of America Checking 6367	1,000.00
Total Checking/Savings	1,000.00
Total Current Assets	1,000.00
TOTAL ASSETS	**1,000.00**
LIABILITIES & EQUITY	
Equity	
Opening Balance Equity	1,000.00
Total Equity	1,000.00
TOTAL LIABILITIES & EQUITY	**1,000.00**

Silver David LLC – Notes to the consolidated opening balance financial statement as of November 09, 2023.

Silver David LLC ("the Company") was established on November 09, 2023 in Wyoming as a Limited Liability Company.
Domicile of the Company: Battle Ground, WA
Address of principal place of business: 808 SE Commerce Avenue, Ste 120, Battle Ground, WA 98604

The Company was formed primarily to acquire, hold, monetize and sell a silver cast of Michelangelo's "David" statue (the "Artwork"). The Company may engage in any other lawful activities which are related or incidental to the foregoing purposes, as may be determined in the sole and absolute discretion of the Manager.

These consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles (GAAP) utilizing a double entry accrual basis.

I, Mark Russo, Principal Executive Officer of Silver David LLC, certify that the Opening Balance Financial Statement as of November 09, 2023 is true and complete in all material aspects.

Date: 2/1/24

/s/ Mark Russo
Chief Executive Officer
Silver David LLC